EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated April 17, 2014 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico as well as in the Yukon Territory and in British Columbia, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance

During the year ended December 31, 2013, the Company produced 3,067 tonnes of bulk silver/gold concentrate and recognized revenues of $16,094,701 on the sale of 3,120 tonnes of bulk silver/gold concentrate for a gross profit of $7,126,292. Metal prices for revenues recognized during the year, weighted by dollar of revenue recognized averaged US$22.59 per ounce of silver and US$1,342 per ounce of gold. Avino is very pleased with its production results and will continue to optimize its mining and milling operations.

Consolidated cash cost per equivalent silver ounce for the year ended December 31, 2013 was $10.16. The Company is pleased with the cash cost per equivalent silver ounce for the year as it continues to focus on improving operating efficiencies and on reducing costs of mining operations. Also, the Company has entered into a long-term sale agreement to secure preferable terms and more favorable net smelter returns.

The Company’s cash and cash equivalents at December 31, 2013 totaled $3,839,595 compared to $4,035,985 at December 31, 2012, while working capital totaled $5,950,740 compared to $5,363,372 at December 31, 2012.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2013 have been conducted on its Avino Property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,409 hectares and is located approximately 80 km north-east of the city of Durango.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

The Avino Property is equipped with a processing facility which presently processes all output from the San Gonzalo Mine and Avino stockpiles which are located on the property. The Company also continues its efforts to advance and re-open the Avino Mine to commence mineral production at the Avino Mine.

2013 Production Highlights

The conclusion of 2013 represented the first full year of production at operating levels intended by management at the San Gonzalo Mine. The annual totals presented below also reflect Avino’s surface stockpile operation from which mineralized material began to be processed in April 2013. Consequently the production information for the year ended December 31, 2013 is not comparable with that of 2012.

Production totals for fiscal 2013 and fiscal 2012 are presented below:

	2013	2012*	% Change
Total Silver Produced (oz) calculated	698,076	191,635	264
Total Gold Produced (oz) calculated	3,243	1,236	162
Total Silver Eq. Produced (oz) calculated**	895,240	253,451	253

*
During the first three quarters of 2012, the Company was considered an exploration stage company and the proceeds from the sale of bulk concentrate were charged as a reduction of exploration and evaluation costs. On October 1, 2012, the Company transitioned to full production at operating levels intended by management at the San Gonzalo Mine and production results from that point forward were reflected in the statement of operations.

**
Silver equivalent ounces in Q3 and Q4 2013 were calculated using a 65:1 ratio for silver to gold. During Q1 and Q2 2013, a 55:1 ratio was used in the calculation. In 2012 a ratio of 50:1 was used. (The ratio was changed to reflect the respective gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

2013 San Gonzalo Mine Production Highlights

	Q1	Q2	Q3	Q4	2013 Totals
Total Mill Feed (dry tonnes)	19,723	19,988	19,351	19,354	78,415
Average Daily Throughput (tpd)	229	227	217	225	225
Days of Operation	86	88	89	86	349
Feed Grade Silver (g/t)	309	280	282	280	288
Feed Grade Gold (g/t)	1.29	1.22	1.37	1.49	1.34
Bulk Concentrate (dry tonnes)	568	636	610	617	2,431
Bulk Concentrate Grade Silver (kg/t)	8.72	7.28	7.46	7.44	7.70
Bulk Concentrate Grade Gold (g/t)	31.4	28.1	32.2	35	31.6
Recovery Silver (%)	81	83	83	85	83
Recovery Gold (%)	70	73	74	75	73
Mill Availability (%)	95.5	96.4	95.1	93.9	95.2
Total Silver Produced (kg)	4,960	4,634	4,548	4,588	18,732
Total Gold Produced (g)	17,875	17,849	19,604	21,575	76,904
Total Silver Produced (oz) calculated	159,582	149,004	146,215	147,516	602,233
Total Gold Produced (oz) calculated	574	574	630	693	2,473
Total Silver Equivalent Produced (oz)*	191,107	180,567	187,184	192,604	751,462

*
Silver equivalent ounces in Q3 and Q4 2013 have been calculated using a 65:1 ratio for silver to gold. During Q1 and Q2 2013, a 55:1 ratio was used in the calculation. (The ratio was changed to reflect the respective gold and silver prices during the periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

2013 Avino Mine Surface Stockpile Production Highlights

	Q2	Q3	Q4	2013 Totals
Total Mill feed – (dry tonnes)	16,281	18,279	19,576	54,136
Average Daily Throughput (tpd)	209	210	228	216
Days of Operation	78	87	86	251
Feed Grade Silver - g/t	79	84	92	85
Feed Grade Gold - g/t	0.78	0.77	0.94	0.83
Bulk Concentrate – (dry tonnes)	200	210	226	636
Bulk Concentrate Grade Silver (kg/t)	4.06	4.80	5.13	4.69
Bulk Concentrate Grade Gold (g/t)	33	35.5	43.8	37.7
Recovery Silver (%)	63.3	65.5	64	74
Recovery Gold (%)	52.1	52.7	54	61
Mill Availability (%)	90.1	89.2	93.3	90.9
Total Silver Produced (kg)	814	1,009	1,158	2,981
Total Gold Produced (g)	6,603	7,452	9,898	23,953
Total Silver Produced (oz) calculated	26,162	32,436	37,244	95,482
Total Gold Produced (oz) calculated	212	239	318	770
Total Silver Eq. Produced (oz) calculated*	37,839	48,010	57,929	143,778

*
Silver equivalent ounces in Q3 and Q4 2013 have been calculated using a 65:1 ratio for silver to gold. During Q2 2013, a 55:1 ratio was used in the calculation. (The ratio was changed to reflect the respective gold and silver prices during the periods).

2013 Fourth Quarter Highlights

Production quantities aggregated from each of the company’s operations for Q4 2013 together with a comparison to Q4 2012 are presented below. Production in both periods includes output from the San Gonzalo Mine (Circuit 1); there was no output from the Avino Mine stockpiles (Circuit 2) during Q4 2012 as the circuit was not operational.

	Q4 2013	Q4 2012	% Change
Total Silver Produced (oz.) calculated	184,760	128,607	44
Total Gold Produced (oz.) calculated	1,011	455	122
Total Silver Eq. Produced (oz) calculated*	250,533	151,373	66

*
Silver equivalent ounces in Q4 2013 have been calculated using a 65:1 ratio for silver to gold. In 2012, a ratio of 50:1 was used. (The ratio was changed to reflect the respective gold and silver prices during these periods.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

•	Silver production in Q4 increased by 44% to 184,760 ounces, compared to 128,607 ounces in Q4 2012.
•	Gold ounces produced during Q4 increased to 1,011 ounces, an increase of 122% compared to 455 ounces of gold in Q4 2012.
•
As mentioned above, Q4 2012 did not include any production from Circuit 2, which came online in Q2 2013. The increases for the fourth quarter of 2013 over the fourth quarter of 2012 are also explained in the analysis for the San Gonzalo operation included below.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Q4 2013 San Gonzalo Mine Production

Production quantities from Q4 2013 together with a comparison to Q4 2012 for the San Gonzalo Mine are as follows:

	Q4 2013	Q4 2012	Quarterly Change %
Total Mill Feed (dry tonnes)	19,354	19,539	(0.9)
Average Daily Throughput (tpd)	225	222	1.4
Days of Operation	86	88	(2.3)
Feed Grade Silver (g/t)	280	259	8.1
Feed Grade Gold (g/t)	1.49	1.04	43.3
Bulk Concentrate (dry tonnes)	617	538	14.7
Bulk Concentrate Grade Silver (kg/t)	7.44	7.44	0
Bulk Concentrate Grade Gold (g/t)	35.0	26.3	33.1
Recovery Silver (%)	85	79	7.6
Recovery Gold (%)	75	70	7.1
Mill Availability (%)	93.9	94.4	(0.5)
Total Silver Produced (kg)	4,588	4,000	14.7
Total Gold Produced (g)	21,575	14,161	52.4
Total Silver Produced (oz) calculated	147,516	128,607	14.7
Total Gold Produced (oz) calculated	693	455	52.4
Total Silver Equivalent Produced (oz) calculated*	192,604	151,372	27.2

*
Silver equivalent ounces in Q4 2013 have been calculated using a 65:1 ratio for silver to gold. In Q4 2012, a ratio of 50:1 was used. (The ratio was changed to reflect the gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Q4 2013 San Gonzalo Mine Production Highlights

•
Silver and gold production increased significantly over the comparative quarter from the previous year, primarily as a result of improvements in grade. Mill feed came from the 4th and 5th levels of the mine which produced higher grade material than the 2nd and 3rd levels which were the source of feed in Q4 2012.

•	Silver and gold recoveries also improved as a result of processing the less oxidized material from the 4th and 5th levels.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

During 2013, San Gonzalo production came primarily from level 4. Development of level 5 continued throughout the year and by year end a sampling program totaling 440 metres had been completed. The ramp from level 5 to level 6 had been completed as of the date of this MD&A and drifting on the vein was underway. A comparison of vein and drift (mined) widths on level 5 are presented below:

	Average Widths and Assay Values Over Total Length (441.23m) Sampled on Level 5
	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
Vein	1.79	3.29	556	0.53	1.28
Drift	2.78	2.17	366	0.37	0.67

A comparison of vein widths and grade (back samples) of the 4th and 5th levels is presented below:

Comparison of Vein Widths and Grade (Back Samples): 4th and 5th Levels
Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4th Level: 334.34m Sampled Length
1.72	2.05	440	0.64	1.16
5th Level: 441.23m Sampled Length
1.79	3.29	556	0.53	1.28

Production, Development and Exploration Subsequent to the 2013 Year End

On April 7, 2014, Avino announced production results from the San Gonzalo Mine for the first quarter of 2014. Compared with the first quarter of 2013, gold production increased by 70% and silver production increased by 19%, these increases being attributable to higher feed grades and better recoveries from levels 4 and 5. Concentrate grades were also higher due to the higher feed grades processed.

On April 1, 2014, Avino provided a development update in respect of level 6 at San Gonzalo. Drifting to-date had totaled 106 metres to the northwest and 122 metres southeast of the main crosscut across from the ramp on level 6. Results from the back-sampling program to-date were as follows:

Northwest of Crosscut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
18.28	Vein: 1.79	3.224	485	1.22	1.88
	Drift: 2.39	2.444	370	1.02	1.53
3.58	Vein: 1.58	0.791	176	2.55	4.05
	Drift: 2.51	0.541	123	1.95	3.16
5.89	Vein: 1.95	2.339	611	2.22	4.07
	Drift: 2.56	1.815	472	1.92	3.52
11.38	Vein: 1.78	1.451	134	0.51	0.80
	Drift: 2.78	1.004	98	0.40	0.62
Total: 39.13

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Southeast of Crosscut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.44	Vein: 2.53	1.711	121	0.55	1.05
	Drift: 3.90	1.231	87	0.40	0.72
4.41	Vein: 1.55	0.934	70	0.30	0.63
	Drift: 2.90	0.717	54	0.25	0.50
18.25	Vein: 2.05	4.309	460	0.98	1.56
	Drift: 2.72	3.358	354	0.80	1.22
6.53	Vein: 1.94	2.291	208	0.72	0.94
	Drift: 2.38	1.905	177	0.62	0.84
16.11	Vein: 2.90	3.538	599	0.78	1.14
	Drift: 3.62	2.862	483	0.65	0.95
Total: 53.74

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino’s website.

Assay Methods

Samples from level 5 and level 6 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of its QA/QC program during analysis of assays from level 5 and level 6 sampling at San Gonzalo.

2014 San Gonzalo Mine Drill Program

In 2014, Avino is planning to undertake both surface and underground drill programs to further explore the San Gonzalo vein at depth as well as other nearby vein systems. Currently a 70 metre cross cut with drill station is being driven on level 6 with plans to drill angled holes to depth to test the vein between the levels 7 and 10 elevations and below level 10 (the perimeter of the current mineral resource) with the intent of extending known mineralization at depth.

The 2014 drill program will include a surface program intended to explore other vein systems near the San Gonzalo Mine. These vein systems include the Los Angeles and Angelica veins both of which are located within drill distance of existing San Gonzalo mine workings. Drilling will commence when permits are received.

Avino owns both a surface and underground drill and will conduct the drilling internally. The surface LY-44 drill was recently fully rehabilitated with replacement components to make it more powerful; it now has a capacity of 800 metres using a NQ drill hole diameter.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Avino Mine Stockpiles Production (Circuit 2)
Production quantities from Q4 2013 together with a comparison to Q3 2013 for the Avino Mine stockpiles are as follows:

	Q4 2013	Q3 2013	% Change
Total Mill Feed – (dry tonnes)	19,576	18,279	7.1
Average Daily Throughput (tpd)	228	210	8.6
Days of Operation	86	87	(1.1)
Feed Grade Silver - g/t	92	84	9.2
Feed Grade Gold - g/t	0.94	0.77	21.6
Bulk Concentrate – (dry tonnes)	226	210	7.6
Bulk Concentrate Grade Silver (kg/t)	5.13	4.80	6.8
Bulk Concentrate Grade Gold (g/t)	43.8	35.5	23.5
Recovery Silver (%)	64	65.5	(2.3)
Recovery Gold (%)	54	52.7	2.5
Mill Availability (%)	93.3	89.2	4.5
Total Silver Produced (kg)	1,158	1,009	14.8
Total Gold Produced (g)	9,898	7,452	33.1
Total Silver Produced (oz.) calculated	37,244	32,436	14.8
Total Gold Produced (oz.) calculated	318	239	33.1
Total Silver Eq. Produced (oz.) calculated*	57,929	48,010	20.1

*
Silver equivalent ounces in Q3 and Q4 2013 have been calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

**	Since circuit 2 was not operational during Q4 2012, no comparative data is available. For analytical purposes, comparative data from Q3 2013 has been provided.

Avino Mine Stockpiles Q4 2013 Highlights

•
Tonnage processed for the quarter was higher than the 3rd quarter because of higher mill availability resulting from the resolution of maintenance issues in respect of the generator, ball mill and crusher in previous quarters.

•	The gold and silver feed grades to the plant were also higher by 21.6% and 9.2% respectively with similar recoveries.
•	The concentrate grades in gold and silver improved by 23.5% and 6.8% respectively.
•	Silver production for the quarter increased by 14.8% while the gold production increased by 33.1% as a result of the above factors.

Production Subsequent to the 2013 Year End

On April 7, 2014, Avino announced production results from the Avino Mine stockpiles for the first quarter of 2014. Compared with the fourth quarter of 2013, silver production increased by 16% due to higher feed grades and higher recoveries, while gold production decreased by 7% due to lower feed grades despite a 17% improvement in recoveries. Concentrate grade in Q1 2014 was improved compared to Q4 2013 which resulted in fewer tonnes produced.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Avino Mine

In February 2012, a long-term royalty agreement was signed to grant mining rights to the main Avino vein to the Company. Mining activities on the Avino vein had been suspended in 2001 due to low metals prices and the closure of a key smelter. The Company plans to re-open the Avino Mine once de-watering and all necessary modifications to the processing plant have been completed. As of the date of this MD&A, the Company estimates a capital expenditure budget of approximately $10 million, of which approximately $1.5 million has been incurred, to re-develop the mine, re-configure the mill, purchase mining equipment, and build a tailings storage facility. When operations resume, the company plans to use an existing 1,000 TPD circuit to process the Avino Mine material. Between 1998 and 2000, prior to suspension of mining activities annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 3,236,732 pounds of copper. When the mine re-opens, the Company expects to process similar material at a similar rate as it did prior to closure in 2001.

The reader is cautioned that no feasibility study has been completed based on mineral reserves. The Company is proceeding with operations at the Avino Mine based on mineral resources which are not mineral reserves and do not have demonstrated economic viability.

To resume underground advancement at the Avino Mine, the existing underground workings must first be de-watered. Construction of a water treatment plant to allow for water testing has been completed. As of the date of this MD&A, the water level had receded down to level 10.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. The Company is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it is discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. De-watering is expected to reach the bottom of the flooded area (level 11) in the first half of 2014, with operations expected to resume later in the year.

Processing Plant

During Q4 2012, the Company decided to expand the primary crushing circuit to operate at up to 1,500 tonnes per day (“TPD”) and feed three separate recovery circuits as summarized below:

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine	Now Online
3	1,000	Avino Mine*	Expected in 2014

•
A 250 TPD circuit (“Circuit 2”) was commissioned in April 2013 and is being used to process remaining aboveground stockpiles at the Avino Mine. After the historic stockpiles have been depleted, this circuit will have the capacity to process mill feed from the San Gonzalo Mine or the Avino Mine once production activity commences.

•	Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine.
•	Circuit 3 is expected to begin processing mineralized material from the Avino Mine in 2014*.

*
No feasibility or preliminary economic assessment has been carried out at the Avino Mine. The Company expects to achieve full production at levels intended by management without undertaking any further formal studies at this time.

In July 2013, a cone crusher was purchased as part of the expansion program to facilitate the plant’s processing capacity to 1,500 TPD. Installation of the crusher was completed in July. Other items added to the mill during the year include a scalping screen, a product screen, a coarse ore bin, extra conveyors, a magnet and a metal detector, a mill starter and clutch and a pressure filter.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Resource Estimate

In June 2013, Avino released the results of a technical report that outlines resources on the Avino Property. This latest report titled “Technical Report on the Avino Property, Durango, Mexico” was filed on SEDAR on July 24, 2013 and includes resource estimates for the San Gonzalo Mine and Avino Mine systems as well as the Avino Mine Oxide Tailings Resource. The technical report was prepared by Tetra Tech, an independent engineering consultant commissioned by Avino, and the resources from the report are summarized in the table below according to the measured, indicated and inferred categories.

The Avino Mine and San Gonzalo Mine mineral resource estimates were prepared by Robert Morrison, Ph.D., P.Geo., while the oxide tailings resource estimate was prepared by Mike O’Brien, M.Sc., P.Geo. Dr. Morrison and Mr. O’Brien are both employees of Tetra Tech and independent of the Company as defined by Section 1.5 of National Instrument 43-101.

Summary of Mineral Resources for the Avino Property

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

San Gonzalo Mine System

The San Gonzalo Mine estimate was based on data from surface diamond drill programs between 2007 and 2011 (64 holes and 14,624 metres of drilling) and underground development sampling data from levels 1, 2, 3 and 4. Modeling of this data also shows the presence of mineralization for the nearby Angelica vein and its resource estimate has been added to those of the San Gonzalo vein.

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. At the time of the report, the current silver price analysis using US$24.50 per ounce established a cut-off grade of 120 g/t for silver equivalent.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Avino Mine System

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 metres of drilling). Historic mining information was also provided to assist with the modeling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the “Hanging Wall Breccia” or “Cross Cutting Vein”. Its resource estimate has been included in the Avino Mine system.

Method of Mineral Resource Calculation

The Avino system and San Gonzalo system mineral resources were modeled and estimated using Datamine™ software version 3.20.6140.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Where sufficient data was available, specific gravity (SG) was estimated using OK, otherwise the average estimated value was assigned.

Reported cut-offs utilize a silver equivalent (Ag Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag Eq cut-off of 100 g/t is used for the Avino system and an Ag Eq cut-off of 150 g/t is used for the San Gonzalo system. At the time of the Tetra Tech report, cut-offs used for financial projections by the Company based on recent market prices included 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

To calculate the above silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US$3.66 per lb. with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold at the Avino Mine and 70% recovery rate for gold at the San Gonzalo Mine.

The Oxide Tailings mineral resource was estimated using Geovariance Isatis™ software and OK interpolation with uncapped grades. The assay values for this estimate are based on 28 drill holes which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. A specific gravity of 1.605 was used based on the global average for the Oxide Tailings reported by Slim (2005d). For reporting purposes, a silver cut-off of 50 g/t was used; an Ag Eq value was not calculated for the Oxide Tailings. This mineral resource was estimated by Mr. Mike O’Brien, and has an effective date of July 24, 2012. It was originally disclosed by Tetra Tech (2012), but is considered current as of July 19, 2013.

Avino Mine Oxide Tailings Resource

Avino continues to explore options for upgrading the Oxide Tailings Resource. The Oxide and Sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

In Q2 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino’s independent engineering consultant and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino’s website or on SEDAR.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report. Plans are being formulated to move this project forward in 2015.

Qualified Person(s)
Avino's projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this MD&A.

Other Highlights

In 2013, a new Income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. The Mexican tax Reform contains many new provisions that will or may affect the Company immediately or in the future as follows:

•	A new environmental duty of 0.5% of gross income from the sale of silver and gold;
•
A new 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions and depreciation and depletion), less exploration expenses;

•	Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
•	Elimination of the Business Flat Tax (“IETU”);
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight‐line basis over 10 years;

•	Reduction of deductibility for various employee fringe benefits; and
•
A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico‐Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have a financial reporting value but no corresponding tax value for the purposes of the royalty. In the fourth quarter of 2013, the Company recognized a non‐cash accounting charge to the statement of operations of $1,163,717 in respect of this royalty.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while managing operating costs and improving efficiencies;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the Property followed by other properties in our portfolio.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry however it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing silver and gold. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver and gold and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost of silver and gold production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders to evaluate the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Cost per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three months ended December 31, 2013			Year ended December 31, 2013
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales	$1,809,404	$597,890	$2,407,294	$7,516,267	$1,452,142	$8,968,409
Depletion, depreciation, and accretion	(190,856)	(13,254)	(204,110)	(884,993)	(64,333)	(949,326)
Cash production cost	1,618,548	584,636	2,203,184	6,631,274	1,387,809	8,019,083
Silver equivalent ounces sold	165,060	29,516	194,576	677,782	111,353	789,135
Cash cost per AgEq ounce	$9.81	$19.81	$11.32	$9.78	$12.46	$10.16

1.
Silver equivalent ounces “AgEq” consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

	Three months ended December 31, 2013			Year ended December 31, 2013
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales	$1,809,404	$597,890	$2,407,294	$7,516,267	$1,452,142	$8,968,409
Depletion, depreciation, and accretion	(190,856)	(13,254)	(204,110)	(884,993)	(64,333)	(949,326)
Cash production cost	1,618,548	584,636	2,203,184	6,631,274	1,387,809	8,019,083
Operating and administrative expenses	733,178	140,280	873,458	3,772,886	474,545	4,247,431
Depreciation	(143)	(29)	(172)	(607)	(80)	(687)
Share-based payments	(14,846)	(2,840)	(17,686)	(815,742)	(92,620)	(908,362)
Cash operating cost	2,336,737	722,047	3,058,784	9,587,811	1,769,654	11,357,465
Silver equivalent ounces sold	165,060	29,516	194,576	677,782	111,353	789,135
All-in sustaining cash cost per AgEq ounce	$14.16	$24.46	$15.72	$14.15	$15.89	$14.39

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

In 2013, the Company experienced a decrease on cash cost per silver equivalent ounce at its San Gonzalo Mine from $14.22 in 2012 to $9.78. The Company continued to review its expenditures and implemented cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo mine by increasing the size of its team of professionals in Mexico who have significant experience in mining and processing operations.

In April 2013, the Company started processing Avino Stockpile material through its newly refurbished Circuit 2 which has a processing capacity of 250 TPD. The costs to process this material in 2013 amounted to $12.46 (cash cost per silver equivalent ounce) and $15.89 (all-in sustaining cash cost per silver equivalent ounce). The Company is very pleased with these costs. Although the costs were higher than those for San Gonzalo, the sale of Avino Stockpile material is profitable at current metal prices. All-in sustaining cash cost per silver equivalent ounce for the fourth quarter of 2013 reflects maintenance expenditures during the period that are expected to be non-recurring as well as higher than expected diesel costs due to increasing prices. The Company is endeavouring to limit its exposure to diesel prices by converting Circuit 2 to electrical power with planning for electrical capacity already underway.

The Company expects operating costs in 2014 to be consistent with those of 2013. Management will continue to focus on maintaining low costs through efficient operations.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flows, divided by the basic weighted average shares outstanding during the period.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Operating cash flows before movements in working capital	$838,372	$589,023	$5,196,736	$(741,615)
Weighted average number of shares outstanding
Basic	27,472,002	27,114,840	27,405,179	27,072,053
Diluted	27,788,634	27,114,840	27,701,403	27,072,053
Cash Flow per Share - basic and diluted	$0.03	$0.02	$0.19	$(0.03)

Working Capital

	December 31, 2013	December 31, 2012
Current assets	$8,146,912	$6,840,053
Current liabilities	(2,196,172)	(1,476,681)
Working Capital	$5,950,740	$5,363,372

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Review of Financial Results

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2013	December 31, 2012	December 31, 2011	Note
Total revenues	$16,094,701	$2,255,376	$-	1
Cost of sales	8,968,409	1,434,569	-	1
Depletion, depreciation and accretion	949,326	188,260	-	1
Mine operating income	7,126,292	820,807	-	1
General and administrative expenses	4,247,431	1,929,746	4,042,647	2
Net income (loss)	848,212	(1,263,178)	(4,184,351)	3
Earnings (loss) per share	0.03	(0.05)	(0.16)	3
Total assets	34,552,245	26,191,608	26,136,355	4
Total non-current financial liabilities	1,090,977	78,732	-	5
Working capital	5,950,740	5,363,372	5,723,398

1.
Total revenues have increased significantly from 2012 due the fact that 2013 reflected 12 months operations as compared to 3 months in 2012. As noted, the Company transitioned to production in Q4 2012. Also, the Company brought Circuit 2 online in April 2013 which contributed to total revenues for the year. Having a full year of production has also affected cost of sales and mine operating income relative to the change in revenues.

2.
General and operating expenses have increased primarily due to the transition to production. Prior to production, many general and operating expenses were capitalized to exploration and evaluation activities, consistent with the company accounting policy for such costs. The Company has also continued to build its professional and technical team to manage the growth of the Company to maintain a cost effective and efficient operation. General operating expenses can also fluctuate due to infrequent one time events such as share based payments.

3.
Net income was significantly higher in 2013 due to achieving a full year of production activities. Income before tax was $3,409,212, however, this was significantly reduced by non-cash deferred income expense of $2,518,453. The 2013 deferred income tax expense was largely attributed to the enactment of the new special mining duty in Mexico.

4.
Total assets increased significantly during the year primarily due to addition of several new pieces of new equipment acquired under capital lease from Caterpillar. The new equipment is used to maintain efficient operations at the San Gonzalo mine and to further prepare the Avino Mine for production which is expected later this year. The Company also incurred significant costs to refurbish and prepare the Avino Mine.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Results of Operations

Summary of Quarterly Results

	2013	2013	2013	2013	2012	2012	2012	2012
Period ended	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$3,831,123	$3,821,622	$4,951,952	$3,490,004	2,255,376	-	-	-
Earnings / Loss for the period	(1,625,762)	938,694	1,447,302	87,978	$173,660	$(829,315)	$(395,556)	$(211,967)
Earnings / Loss per Share - basic	(0.06)	0.03	0.05	0.00	0.01	(0.03)	(0.01)	(0.01)
Earnings / Loss per Share - diluted	(0.06)	0.03	0.05	0.00	0.01	(0.03)	(0.01)	(0.01)
Total Assets	$34,552,245	$30,848,797	$29,928,165	$28,114,457	$26,191,608	$25,674,380	$25,825,567	$26,055,529

•
Quarterly revenues for the past 5 quarters have been consistent. Q4 2012 was slightly lower than each of the quarters in 2013 as there were only 2 months of production available for sale. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company’s San Gonzalo Mine.

•
Prior to Q4 2012 the Company was not in production therefore it did not have any reportable revenues. Prior to production, proceeds from the sale of concentrate were reported as a reduction in mineral properties. Earnings in Q4 2013 were significantly lower due to recording a significant non-cash deferred income tax expense of $2,342,453 relating primarily to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administration expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

SUBSEQUENT EVENTS

In February 2014, the Company closed a brokered public offering through Noble International Investments, Inc. Total gross proceeds of USD$5,000,000 were raised through the sale of 2,066,117 units at a price of US$2.42 per unit. Each unit consisted of one common share and one-half of a transferable share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at US$2.87 per share until February 25, 2017, provided that if the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than US$6.85 per share for a period of twenty consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within thirty days from the date of delivery of such notice, otherwise the warrants will expire at 4:30 p.m. (Vancouver time) on the thirty-first day after the date of delivery of the Notice.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

In February 2014, the Company closed an at-the-market ("ATM") brokered public offering in the United States with Cantor Fitzgerald & Co. of New York. A total of US$5,741,668 in gross proceeds was raised through the sale of 2,540,709 common shares. The offering was an "ATM" public offering in the United States of registered securities by way of a Form F-3 Registration Statement, base prospectus, and prospectus supplement filed with the U.S. Securities and Exchange Commission.

The proceeds raised from these two financings will be used to further develop and expand the Avino Mine and related property and for general working capital.

Subsequent to December 31, 2013, 130,600 options were exercised for gross proceeds of $136,762.

Consolidated Statements of Operations for the year ended December 31, 2013 compared with the year ended December 31, 2012:

	2013	2012	Notes

Revenue	$16,094,701	$2,255,376	1
Cost of Sales	8,968,409	1,434,569	2
Mine Operating Income	7,126,292	820,807

General and Administrative Expenses
Depreciation	687	6,193
Directors’ fees	155,000	22,500	3
Investor relations	194,955	247,044
Management and consulting fees	390,510	224,532	4
Office and miscellaneous	722,816	434,011	5
Interest expense	52,753	-
Professional fees	311,193	205,578	6
Regulatory and compliance fees	140,629	75,738	7
Salaries and benefits	1,204,666	561,398	8
Sales tax write-down provision recovery	-	(47,409)	9
Share-based payments	908,362	18,408	10
Travel and promotion	165,860	181,753
	4,247,431	1,929,746
Income (loss) before other items and income tax	2,878,861	(1,108,939)

Other Items
Interest income	41,604	21,760
Other income	103,802	23,464	11
Mineral property option income	69,500	54,317
Unrealized loss on investments	(99,833)	(110,021)
Foreign exchange gain	415,278	116,562	12
Income (loss) before income tax	3,409,212	(1,002,857)
Current income tax expense	(42,547)	-
Deferred income tax expense	(2,518,453)	(260,321)	13

Net income (loss)	848,212	(1,263,178)	14

Earnings (loss) per Share
Basic	$0.03	$(0.05)	14
Diluted	$0.03	$(0.05)	14

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

1.
Revenues for the year ended December 31, 2013 were $16,094,701. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable year were $2,255,376. Revenues for the comparable year were lower as there were only 2 months of production available for sale. Further, revenues for the current year reflect concentrate sales from the Avino stockpiles which commenced in April 2013, and there were no such sales in the comparable year.

2.
Total cost of sales for the year was $8,968,409. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion. All costs of sales relate to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles.

3.
Directors’ fees were $155,000 during the year ended December 31, 2013 compared to $22,500 in the comparable year, an increase of $132,500. The increase is due to an increase in Director’s fees to $5,000 per quarter for each director effective from the first quarter of 2013.

4.
Management and consulting fees were $390,510 during the year ended December 31, 2013 compared to $224,532 in the comparable year, an increase of $165,978. The increase is due to a bonus of $150,000 to the CEO and a bonus of $37,500 to the COO.

5.
Office and miscellaneous expenses were $722,816 for the year ended December 31, 2013 compared to $434,011 for the year ended December 31, 2012, an increase of $288,805. The increase relates to higher office costs and rent at the Company’s head office. There was also an increase in administration activities at the Company’s Mexican subsidiaries as the San Gonzalo Mine achieved production levels intended by management. Office and miscellaneous costs include costs incurred at the Company’s head office in Canada, at the Durango, Mexico office and at the mine site office.

6.
Professional fees increased by $105,615 from $205,578 in the year ended December 31, 2012 to $311,193 in the year ended December 31, 2013. The increase is due to audit and review fees. Effective from the first quarter of 2013, the Company commenced quarterly reviews of its condensed consolidated interim financial statements.

7.
Regulatory and compliance fees were $140,629 for the year ended December 31, 2013 compared to $75,738 for the comparable year, an increase of $64,891. The increase is due to higher filing fees and increased listing requirements in connection with the Company’s listing on the NYSE MKT.

8.
Salaries and benefits for the year ended December 31, 2013 were $1,204,666, an increase of $643,268 compared to the year ended December 31, 2012. The Company has continued to build its professional resource team to meet the growth and expansion of the Company’s operations in Mexico. Also, many payroll items related to activities at the San Gonzalo Mine and the Avino stockpiles were previously not expensed when those properties were in the exploration and evaluation stage.

9.
During the previous year the Company recorded a $47,409 provision recovery relating to uncollectible VAT. The Company has consistently achieved a high rate of collection of VAT. Consequently management has concluded that is appropriate to reverse prior year’s provisions for uncollectible amounts. No provisions for recovery were required in the current year.

10.
Share-based payments for the year ended December 31, 2013 were $908,362 compared to $18,408 for the year ended December 31, 2012, an increase of $889,954. The increase is due to the grant of 650,000 stock options to officers, directors, employees, and consultants during the year compared to 30,000 stock options granted in the comparable year.

11.
Other income increased by $80,338 to $103,802 in the current year. During the year the Company started selling one-ounce silver rounds at trade shows and to some online customers and as the sales are insignificant they are considered as incidental income. Other income also includes proceeds related to insignificant sales of old equipment.

12.
Gain on foreign exchange was $415,278 compared to $116,562 in the comparable year. The increase of $298,716 is the result of favorable fluctuations in foreign exchange rates of the US dollar against the Canadian dollar.

13.
Deferred tax expense increased from $260,321 in the year ended December 31, 2012 to $2,518,453 in the current year. The increase of $2,258,132 is primarily due to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.

14.
As a result of the foregoing, net income for the year ended December 31, 2013 was $848,212, an increase of $2,111,390 compared to the year ended December 31, 2012, and an increase in earnings (loss) per share from ($0.05) for the year ended December 31, 2012 to $0.03 for the year ended December 31, 2013.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Consolidated Statements of Operations for the quarter ended December 31, 2013 compared with the quarter ended December 31, 2012:

	2013	2012	Notes

Revenue	$3,831,123	$2,255,376	1
Cost of Sales	2,407,294	1,434,569	2
Mine Operating Income	1,423,829	820,807

General and Administrative Expenses
Depreciation	172	5,549
Directors’ fees	20,000	6,000	3
General exploration	-	(24,315)
Investor relations	52,738	65,557
Management and consulting fees	46,140	89,532	4
Office and miscellaneous	197,384	183,830
Interest expense	13,015	-
Professional fees	28,558	141,453	5
Regulatory and compliance fees	59,951	13,995	6
Salaries and benefits	404,020	405,983
Sales tax write-down provision recovery	-	(47,409)	7
Share-based payments	17,686	1	8
Travel and promotion	33,793	48,976
	873,458	889,152
Income (loss) before other items and income tax	550,371	(68,345)

Other Items
Interest income	2,934	(11,785)
Other income	94,252	16,432	9
Unrealized gain (loss) on investments	11,650	(7,872)
Foreign exchange gain	100,031	505,551	10
Income (loss) before income tax	759,238	433,981
Current income tax expense	(42,547)	-
Deferred income tax expense	(2,342,453)	(260,321)	11

Net income (loss)	(1,625,762)	173,660	12

Earnings (loss) per Share
Basic	$(0.06)	$0.01	12
Diluted	$(0.06)	$0.01	12

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

1.
Revenues for the three months ended December 31, 2013 were $3,831,123 compared to $2,255,376 in the same quarter 2012. Revenues relate to the sale of silver and gold bulk concentrate produced from San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable quarter were lower as there were only 2 months of production available for sale. Further, revenues for the current year reflect concentrate sales from the Avino stockpiles, which commenced in April 2013, and there were no such sales in the comparable year.

2.
Total cost of sales for the three months ended December 31, 2013 was $2,407,294. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion. All costs of sales relate to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles.

3.
Directors’ fees were $20,000 during the three months ended December 31, 2013 compared to $6,000 in the same quarter of 2012, an increase of $14,000. The increase is related to an increase in directors’ fees from $1,500 to $5,000 per director per quarter effective from the first quarter of 2013.

4.
Management and consulting fees for the three months ended December 31, 2013 were $46,140 compared to $89,532 in the same quarter of 2012, a decrease of $43,392. The decrease is due to a one-time engagement of a consultant in the comparable quarter of 2012.

5.
Professional fees decreased by $112,895 from $141,453 in the three months ended December 31, 2012 to $28,558 in the current period. The decrease is due to differences in timing of accruals for audit fees in the two periods.

6.
Regulatory and compliance fees were $59,951 for the quarter ended December 31, 2013 compared to $13,995 for the same quarter last year, an increase of $45,956. The increase is due to higher filing fees and increased listing requirements in connection with the Company’s listing on the NYSE MKT.

7.
During the previous period the Company recorded a $47,409 provision recovery relating to uncollectible VAT. The Company has consistently achieved a high rate of collection of VAT. Consequently management has concluded that is appropriate to reverse prior year’s provisions for uncollectible amounts. No provisions for recovery were required in the current period.

8.
Share-based payments for the three months ended December 31, 2013 were $17,686 compared to $1 for the comparative period, an increase of $17,685. The increase is due to differences in vesting periods for stock options granted in respect of investor relations activities.

9.
Other income increased from by $77,820 to $94,252 in the current period. Other income reflects sales of one-ounce silver rounds at trade shows and to some online customers and as the sales are insignificant they are considered as incidental income. Other income also includes proceeds related to insignificant sales of old equipment.

10.
Gain on foreign exchange was $100,031 compared to $505,551 in the last quarter of 2012. The decrease of $405,520 is the result of fluctuations in foreign exchange rates of the US dollar against the Canadian dollar and the Mexican peso against the US dollar.

11.
Deferred income tax expense increased from $260,321 in the quarter ended December 31, 2012 to $2,342,453 in the last quarter of 2013. The increase of $2,082,132 is primarily due to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.

12.
As a result of the foregoing, net loss for the three months ended December 31, 2013 was $1,625,762, a decrease of $1,799,422 compared to the quarter ended December 31, 2012. The decrease in income is also reflected in the decrease in earnings per share from $0.01 to a loss of $0.06.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the re-opening of the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver and gold and other factors outside the Company’s control and there is no guarantee the Company will be able to secure any or all necessary financing in the future.

On December 20, 2012, the Company announced that it had entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of the date of this MD&A, the Company had US$752,828 in available credit remaining under this facility.

In February 2014, the Company closed a brokered public offering for gross proceeds of US$5,000,000 and an at-the-market brokered public offering for gross proceeds of US$5,741,668. These funds will be used for advancing the Avino Mine for the Company’s mining operations in Mexico, as well as for general working capital requirements. In April 2014, the Company arranged for a letter of credit facility in the amount of $363,320 (€242,213) in order to purchase equipment necessary for refurbishing circuit # 3 to be used for processing material from the Avino Mine.

Discussion and analysis relating to the Company’s liquidity as at December 31, 2013 and December 31, 2012 is as follows:

Statement of Financial Position

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$3,839,595	$4,035,985
Working Capital	5,950,740	5,363,372
Deficit	28,502,464	29,458,319

Cash Flow

	December 31, 2013	December 31, 2012
Cash generated (used) by operating activities	$3,983,352	$(1,459,727)
Cash generated (used) by financing activities	(38,346)	32,631
Cash generated (used) by investing activities	(4,128,467)	156,524
Increase (decrease) in cash and cash equivalents	(183,461)	(1,270,572)
Effect of exchange rate changes on cash and cash equivalents	(12,929)	24,093
Cash and cash equivalents, beginning of the year	4,035,985	5,282,464
Cash and cash equivalents, end of year	$3,839,595	$4,035,985

Operating Activities:

Cash generated by operating activities for the year ended December 31, 2013 was $3,983,352 compared to cash used by operating activities of $1,459,727 for the year ended December 31, 2012. The increase in cash provided by operating activities is primarily due to the increase in mine operating income in connection with the Company’s achievement of production levels intended by management on October 1, 2012, from which point the Company recognized revenues and costs in its consolidated statement of operations and comprehensive income (loss).

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Financing Activities:

Cash used by financing activities was $38,346 compared to cash generated by financing activities of $32,631 in the comparable year, a decrease of $70,977. Cash used by financing activities relates to principal repayments on equipment acquired under capital lease. During the year ended December 31, 2013, the Company made payments of $335,531, compared to payments of $42,969 in the comparable year. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the year ended December 31, 2013, employees, consultants, and directors exercised more stock options generating cash flows of $297,185 (2012 – $75,600).

Investing Activities:

Cash used by investing activities for the year ended December 31, 2013 was $4,128,467 compared to cash generated by investing activities of $156,524 for the year ended December 31, 2012. Cash used in investing activities during the year ended December 31, 2013 includes cash expenditures of $3,315,192 on the acquisition of equipment. Equipment purchases include new mining, milling and processing, and transportation equipment used at the Company’s San Gonzalo Mine and Avino stockpiles. In addition, the Company acquired equipment to refurbish the 1,000 TPD circuit and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under capital lease. The company also sold some equipment not required for current operations for cash proceeds of $88,637.

The Company also incurred cash expenditures of $901,912 on exploration and evaluation activities relating to the Avino Mine. Additional details of additions to exploration and evaluation assets and equipment are summarized in notes 7 and 10 respectively to the audited consolidated financial statements for the year ended December 31, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013, 2012 and 2011 are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Salaries, benefits, and consulting fees	$779,571	$243,011	$362,173
Share‐based payments	420,450	-	2,009,400
	$1,200,021	$243,011	$2,371,573

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At December 31, 2013 and December 31, 2012 the following amounts were due to related parties:

	December 31, 2013	December 31, 2012
Directors’ fees	$10,352	$24,469
Oniva International Services Corp.	135,458	147,845
Sampson Engineering Inc.	1,840	2,400
Andrew Kaplan	1,518	-
Jasman Yee & Associates, Inc.	5,040	-
Wear Wolfin Designs	2,625	-
	$156,833	$174,714

(c)	Other related party transactions

The Company owns a 16.67% interest in Oniva International Services Corp. (“Oniva”), a private company with common management, which provides office and administration services to the Company. The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. The transactions with Oniva during the year are summarized below:

	December 31, 2013	December 31, 2012	December 31, 2011
Salaries and benefits	$309,816	$179,555	$151,941
Office and miscellaneous	292,008	276,201	240,810
	$601,824	$455,756	$392,751

In the normal course of operations, the company transacts with companies related to Avino’s directors and officers. During the years ended December 31, 2013, 2012, and 2011, the company recorded consulting fees of $75,014 (2012 - $63,938; 2011 – $48,429) from a company controlled by a director, and financial consulting fees of $30,000 (2012 – $30,000; 2011 – $30,000) from a company related to a director.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, interest receivable, sales taxes receivable, accounts receivable, due to related party and accounts payable approximate their carrying values because of the short-term nature of these instruments. The investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, sales taxes recoverable, and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company also has credit risk in respect of its sales taxes recoverable, which are due from the governments of Mexico and Canada. The balances are expected to be recoverable in full due to the Company’s previous collection history and the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2013, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company has cash and cash equivalents at December 31, 2013 in the amount of $3,839,595 (2012 - $4,035,985) in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $2,196,172 (2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. Current income taxes are due within 12 months.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company’s finance lease obligations bear interest at fixed rates.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	December 31, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$6,166,837	$2,508,191	$3,586,471	$1,312,607
Sales taxes recoverable	3,599,484	-	2,180,706	-
Amounts receivable	1,897,963	1,197,766	3,096,083	210,076
Accounts payable and accrued liabilities	(10,149,263)	(408,427)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,579,402)	-	(236,157)
Net exposure	1,515,021	1,718,128	6,087,970	878,089
Canadian dollar equivalent	$123,004	$1,827,401	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $220,137 (December 31 2012 - $134,078).

The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2013, a 10% change in the market price of silver would have an impact on net earnings of approximately $383,094 (2012 - $227,572), and a 10% change in the market price of gold would have an impact on net earnings of approximately $125,612 (2012 - $45,776).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2013, a 10% change in market prices would have an impact on net earnings of approximately $10,904 (2012 - $19,437).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,839,595	-	-
Investments in related parties	94,040	-	-
Other investments	55,000	-	-
	$3,988,635	-	-

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	December 31, 2013	December 31, 2012
Not later than one year	$254,017	$248,512
Later than one year and not later than five years	364,827	597,188
Later than five years	69,499	76,506
	$688,343	$922,206

Changes in Accounting Standards

Effective January 1, 2013, the Company has adopted the following standards along with any consequential amendments in accordance with the applicable transitional provisions: IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interests in Other Entities, IFRS 13 – Fair Value Measurement, IAS 27 – Separate Financial Statements, IAS 28 – Investments in Associates and Joint Ventures, IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, and IAS 1 – Presentation of Financial Statements. The adoption of these new accounting standards had no material impact on the Company’s financial statements.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

The following standards will be effective for annual periods beginning on or after January 1, 2014:

IAS 32 – Financial Instruments: Presentation

In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The application of this standard is not expected to have any impact on the Company’s consolidated financial statements.

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The application of this standard is not expected to have any impact on the Company’s consolidated financial statements.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.

The following standard will be effective for annual periods beginning on or after January 1, 2015:

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2015. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which is expected in 2014.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at April 17, 2014, the following common shares, warrants, and options were outstanding:

	Number of shares	Exercise price	Remaining life (years)

Share capital	32,226,260	-	-
Warrants	1,033,059	2.87	2.87
Stock options	2,502,357	$0.75 - $2.00	0.44 – 4.40

Fully diluted	35,761,676

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at December 31, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)	Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in resources including number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to perform periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 17, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.